Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wipro Limited:

We consent to the incorporation by reference in the registration statement (No. 333-111164) on Form S-8 of Wipro Limited of our reports dated May 18, 2014, with respect to the consolidated statements of financial position of Wipro Limited and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014, and the effectiveness of internal control over financial reporting as of March 31, 2014, which reports appear in the March 31, 2014 annual report on Form 20-F of Wipro Limited.

KPMG

Bangalore, India

May 18, 2014